Exhibit 99.1

Press release

WiLAN Moves U.S. Headquarters to California

Company expands operations in California

OTTAWA, Canada – November 3, 2014 – Top intellectual property licensing company, WiLAN (TSX:WIN) (NASD:WILN), today announced that the company has moved its U.S. headquarters to San Diego, California from Ft. Lauderdale, Florida. WiLAN’s office in Florida is being closed.

Since 2009, San Diego has been home to WiLAN’s research and development subsidiary, WiLAN Labs, formerly Cygnus Broadband. WiLAN Labs is dedicated to developing advanced technologies for both WiLAN and industry in a variety of markets. The primary focus of WiLAN Labs is developing advanced 4G technologies that enhance the capacity, quality of user experience and connectivity of 4G and next generation 5G mobile devices and networks.

“Key technologies that form the backbone of WiLAN’s wireless patent portfolio were developed over many years by members of our research team in Southern California,” said Jim Skippen, President & CEO, WiLAN. “This combined with our ongoing commitment to innovation and technology commercialization being driven by WiLAN Labs, makes San Diego the natural location for our U.S. headquarters.”

The WiLAN Labs team is led by Ken Stanwood, President & CEO, and includes Yiliang Bao, Jerry Chow, Erik Colban, Dai Do, Ahmed ElArabawy, David Gell and Murat Karsi. Collectively, the team has over 175 years of research and development experience.

The company also announced the opening of a business development and licensing office in Orange County, California to address the significant demand for licensing partnerships by companies, inventors and research institutions in the U.S and, in particular, on the U.S. west coast. These technology owners are turning to WiLAN professionals in increasing numbers to assist them in obtaining a return on their investments in research and development activities that have generated patented technologies for use in commercial products and/or services.

Reporting to WiLAN’s corporate headquarters in Ottawa, Canada, WiLAN’s business development and licensing team in California has completed transactions involving licensing partnerships in the automotive, data networking, energy, medical and semiconductor markets, including a partnership with a global leader in non-volatile memory. This brings the total number of portfolios being actively licensed by WiLAN to 40. Several licensing programs initiated by WiLAN’s California team are beginning to generate revenue for WiLAN and its partners.

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Press release

“With their deep industry experience, impressive contacts and positive attitude, our business development and licensing team in California has really hit the ground running, identifying and securing many exciting partnerships in markets outside of our traditional base,” said Jim Skippen, President & CEO, WiLAN. “We continue to see significant and growing demand from inventors and companies of all sizes looking for a professional licensing organization to help them monetize their patented inventions.”

WiLAN’s business development and licensing team is comprised of licensing, engineering and business development professionals with extensive industry experience and expertise. WiLAN’s California team includes Fahim Aftab, Erik Ahroon, Marc Frechette, Melinda Michalerya, Brian Rinaldi, Mark Schneider, Deepak Sharma, Keith Walker and Michael Zhang.

WiLAN’s California offices are located and reachable at:

Wi-LAN Technologies Inc./ Wi-LAN Labs, Inc.

15090 Avenue of Science, Suite 103

San Diego, CA 92128 U.S.

T 1.844.WILAN.IP (1.844.945.2647) (Toll Free)

T 1.613.688.4900 (International)

Wi-LAN Technologies Inc.

Plaza Tower

600 Anton Blvd., Suite 1350

Costa Mesa, CA 92626 U.S.

T 1.844.WILAN.IP (1.844.945.2647) (Toll Free)

T 1.613.688.4900 (International)

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 290 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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Press release

For media and investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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